

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2011

Via E-mail
Mr. Antonio R. Sanchez, III
Chief Executive Officer
Sanchez Energy Corporation
1111 Bagby Street
Suite 1600
Houston, Texas 77002

> **Re: Sanchez Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 6, 2011**
> **File No. 333-176613**

Dear Mr. Sanchez:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   All references to prior comments are to the numbered comments from our letter to you dated September 29, 2011. We remind you to please comply with all portions of prior comments 1 through 6, 12, and 18.

Prospectus Summary, page 1

2.   We note your statement, "We use the term 'black oil' to describe a quality of oil with an API gravity of 40º or less and with a gas-to-oil ratio of 500 mcf per barrel or less. We use the term 'volatile oil' to describe a quality of oil with an API gravity greater than 40º and with a gas-to-oil ratio of greater than 500 mcf per barrel." Please amend your document to present the correct gas-oil ratio criterion as 500 cubic feet per barrel.

Prospectus Summary, page 2

3.   We note your table that includes "Identified Drilling Locations" here and page 63. Tell us whether you have attributed any proved undeveloped, probable undeveloped or possible undeveloped reserves to any of those locations and, if so, the number of such locations. Tell us also your plans to drill those locations. In this regard, we direct you to Item 1206(d) of Regulation S-K, which indicates that an issuer should not disclose wells that it "plans to drill, but has not commenced drilling unless there are factors that make such information material."

4.   Your drilling schedule presents capital expenditures of $70 million for 21 gross wells from July, 2011 to December, 2012. The PUD cash flow summary (Table 4) in your June 30, 2011 third party reserve report presents capital expenditures of $33 million for the same time frame with well counts of two and six wells for the years ending December, 2011 and December, 2012, respectively. Eight individual PUD cash flows – Tables 46-49 and 51-54 – present first production in 2012. Please explain the differences to us and amend your documents as needed.

Eagle Ford Shale, page 3

5.   We note your statement, "Based on publicly available information, we believe that average drilling and completion costs in the trend have ranged between $5.5 million and $8.1 million per well with estimated ultimate recoveries, or EURs, ranging from 225,000 to 850,000 boe per well, and initial 30-day average production has ranged between 200 to 2,000 boe/d per well." With reasonable detail, please provide us with technical information to support the figures for well costs, EUR and production rate. Cite the sources of such information.

6.   Please amend your document to disclose the figures for oil separately from those for natural gas in the statements such as, "…EURs, ranging from 225,000 to 850,000 boe per well…" and "…production has ranged between 200 to 2,000 boe/d per well." This comment applies also to similar statements on page 66 under "Our Properties" and elsewhere where the significant differences between oil and natural gas prices could cause confusion, e.g., pages 6-7 and 67-68.

Heath, Three Forks and Bakken Shales, page 4

7.   We note your statement, "To the east of our acreage, EOG Resources, Inc., Cabot Oil & Gas Corporation, Endeavour International Corporation, Cirque Resources LP and Central Montana Resources LLC have indicated their intention to drill exploratory wells in this area." Please amend your document to disclose the approximate distance between your Montana shale acreage and that of the other closest operator(s) mentioned.

Our Competitive Strengths, page 5

8.	In your response to prior comment 8, you indicate in part that "we believe that this history and these relationships give us a competitive advantage over companies that are new entrants to our area of operations." Revise your disclosure at page 6 to clarify whether the "more efficient" development of your assets and faster growth of your acreage positions are only when considered in comparison to the new entrant competitors. If you also are referring to established competitors at page 6, then please provide further supplemental support for this position. Please also discuss in greater depth the nature of your competition and your principal competitors in the Business and Properties section which begins on page 62. See generally Item 101(c)(1)(10) of Regulation S-K.

Our Principal Business Relationships, page 7

9.	In the next amendment, please quantify throughout the document the percentage SEP I will own, and revise to further clarify whether the 50% threshold mentioned in the new disclosure at pages 96-97 will be surpassed.

Risk Factors, page 17

Developing and producing oil and natural gas are costly and high-risk activities…, page 18

10.	We note your references to "sour gas." Please tell us the range of sulfur content for your proved reserves and the provisions, if any, you have made to "sweeten" your production.

Certain of our undeveloped leasehold acreage is subject to leases …, page 22

11.	You state that approximately 29,000 of 39,000 net acres in the Eagle Ford play will expire over the next three years. Please amend your document to disclose the PUD reserves, if any, you have attributed to this expiring acreage as of June 30, 2011.

Business and Properties, page 62

Eagle Ford Shale, page 65

12.	We note your statement, "The Eagle Ford Shale is a geological formation located in South Texas that lies directly beneath the Austin Chalk formation and above the Buda Limestone formation. It is considered to be the 'source rock,' or the original source of hydrocarbons that are contained in the Austin Chalk and Buda Limestone formations." Please amend your document to remove the implication that the Eagle Ford shale is the source for Buda Limestone hydrocarbons as this would require downward migration of the hydrocarbons.

Internal Controls, page 68

13.   Here you state that your reserves are estimated by SOG's staff whereas, on pages 71 and
        F-16, you state that your year-end 2009 and 2010 reserve estimates were based on
        estimates done by independent engineers, Ryder Scott. Please amend your document to
        eliminate this inconsistency.

Estimated Probable and Possible Reserves, page 70

14.   We note that you report combined estimates of probable, possible and proved reserves
        and combined PV-10, a non-GAAP financial measure as at December 31, 2010 and June
        30, 2011. Please revise your disclosure to present your estimates for each of these
        reserves categories separately and without summation to comply with the guidance in
        Question 105.01 of the Compliance and Disclosure Interpretations of the new Oil and
        Gas Rules. You may find this guidance at the following address:
        http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

15.   We note that you row for the Standardized Measure. Provide a cross-reference to the
        Unaudited Supplementary Information on page F-16.

Development of Proved Undeveloped Reserves, page 71

16.   Please amend your document to fulfill the requirements of Item 1203 of Regulation S-K.
        Include material changes to PUD reserves due to revisions, acquisition/divestiture,
        improved recovery and discovery/extension as well as conversion to developed status.
        Address the fact that you drilled 10 gross (4 net) wells in 2010 with a change in PUD
        reserves from zero to 2.5 MMBOE.

Estimated Probable and Possible Reserves, page 72

17.   We note the presentation of PV-10 for unproved reserves. Please amend your document
        to disclose the fact that the PV-10 for probable and possible reserves is not equivalent to
        and should not be given the same weight as PV-10 calculated for proved reserves.

Financial Statements

18.   We understand that you will be completing various pro forma disclosures at a later date
        prior to the effective date of your registration statement to comply with SAB Topic 1:B.
        We will review those disclosures once they have been made. In addition, please expand
        your supplemental oil and natural gas disclosures on page F-19 to include a pro forma
        standardized measure of future discounted net cash flows relating to proved oil and
        natural gas reserves reflecting future taxes as would be computed in accordance with
        FASB ASC 932-235-50-31(c). Please modify related disclosures elsewhere such as the
        non-GAAP PV-10 metrics on page 72 to clarify.

Notes to Financial Statements, page F-7

Net proved and proved developed reserve quantities summary, page F-18

19.   FASB ASC paragraph 932-235-50-5 requires explanation of significant changes to proved reserves during the year. Please amend your document to explain the sources of change during 2010 to your proved reserves due to extensions and discoveries.

Note 2 – Business and Summary of Significant Accounting Policies

Oil and Gas Properties, page F-8

20.   We understand from your response to prior comment 21 that you believe the relationship between capitalized costs and proved reserves would be significantly altered if you did not recognize gain on the sale of your unproved properties because you would otherwise record proceeds in excess of cost against the costs of proved properties subject to amortization. Given that you sold unproved properties we would ordinarily expect proceeds to be recorded against the costs of unproved properties retained rather than the costs of proved properties with which there was no relationship. Therefore, it does not appear that your methodology or computations accurately address the requirements of Rule 4-10(c)(6)(i) of Regulation S-X.

        However, if the costs of properties sold had previously been subject to amortization because you had either evaluated them and found no reserves or otherwise concluded that such costs were impaired, any computation of gain would need to be based on cost apportioned in accordance with this guidance. In this instance, you would need to show how the details on page F-17 correlate with your answer; and since there are no reserves associated with your conveyance, cost would need to be assigned to the property sold based on the relative fair values of properties whose cost is also subject to amortization within the cost center. We suggest that you contact us by telephone if you require further clarification of guidance in preparing your response.

21.   We note you have not complied with prior comment 22 in which we asked you to include disclosure about the status of your unproved properties to comply with Rule 4-10(c)(7)(ii) of Regulation S-X. We understand that you added disclosure to the supplemental oil and natural gas information beginning on page F-16, indicating that you expect to evaluate all unconventional properties within three years. The information that is required under this guidance should be placed in the notes to your financial statements and subject to audit. Please ensure that your disclosure includes (i) a description of the current status of significant unevaluated properties, (ii) the anticipated timing of including the property costs in your amortization computation, and (iii) a table showing by category of cost when such costs were incurred.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David P. Elder, Esq.
Akin Gump Strauss Hauer & Feld LLP